

Modern Times Drinks, Inc.

Financial Statements

December 31, 2019

Balance Sheets
December 31, 2019 and 2018

	2019		2018
Assets			
Current assets:			
Cash	$ 529,251	$	426,049
Accounts receivable	1,887,701		1,886,255
Inventory (Note 1)	3,155,126		3,596,514
Prepaid expenses and other current assets	1,423,947		1,177,585
Total current assets	6,996,025		7,086,403
Property and equipment, net (Note 1)	10,108,830		7,996,299
Right-of-use lease assets - financing, net (Note 10)	45,958,518		17,186,755
Right-of-use lease assets - operating, net (Note 10)	8,675,894		12,474,803
Deposits	322,858		246,751
Total assets	$ 72,062,125	$	44,991,011
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable	$ 2,370,408	$	2,345,013
Accrued expenses and other current liabilities (Note 1)	2,280,932		1,341,614
Deferred revenue	697,431		475,024
Current portion of notes payable, net (Note 4)	2,173,681		1,017,769
Current portion of related-party subordinated notes payable (Note 5)	-		855,825
Current portion of lease obligation - financing (Note 10)	1,823,649		954,173
Current portion of lease obligation - operating (Note 10)	663,602		683,880
Total current liabilities	10,009,703		7,673,298
Line of credit (Note 3)	1,400,000		1,400,000
Notes payable, less current portion, net (Note 4)	10,777,823		9,142,725
Related-party subordinated notes payable, less current portion (Note 5)	9,512,962		9,151,521
Long-term lease obligation - financing (Note 10)	45,673,895		16,756,269
Long-term lease obligation - operating (Note 10)	8,697,383		12,145,777
Warrant liability (Note 4)	270,350		-
Total liabilities	86,342,116		56,269,590
Commitments and contingencies (Notes 7, 9, 10 and 11)			
Stockholders' deficit:			
Class A common stock, $0 par value; 3,000,000 shares authorized;			
1,047,640 shares issued and 1,000,020 outstanding	7,717,295		7,508,253
Class B common stock, $0 par value; 3,000,000 shares authorized; 17,830			
shares issued and 4,864 outstanding			
as of December 31, 2019 and 2018, respectively	1,181,028		-
Accumulated deficit	(14,790,149)		(10,017,387)
Unearned employee stock ownership shares (Note 7)	(8,388,165)		(8,769,445)
Total stockholders' deficit	(14,279,991)		(11,278,579)
Total liabilities and stockholders' deficit	$ 72,062,125	$	44,991,011

Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenue	$ 35,037,278	$ 30,488,617
Less excise taxes	468,614	454,169
Net revenue	34,568,664	30,034,448
Cost of sales	22,288,178	19,468,221
Gross profit	12,280,486	10,566,227
Selling, general and administrative expenses	8,340,421	6,948,951
Taproom expenses	6,232,526	5,216,473
Loss from operations	(2,292,461)	(1,599,197)
Other (expense) income:		
Interest expense	(2,398,477)	(1,437,115)
Other income, net	22,233	716
Total other expense	(2,376,244)	(1,436,399)
Loss before provision for (benefit from) income taxes	(4,668,705)	(3,035,596)
Provision for (benefit from) income taxes (Note 8)	800	(107,266)
Net loss	$ (4,669,505)	$ (2,928,330)

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2019 and 2018

| | Common Stock | | | | Unearned ESOP Shares | Accumulated Deficit | Total Stockholders' Deficit |
| | Class A | | Class B | | | | |
	Shares	Amount	Units	Amount			
Balance, December 31, 2017	1,000,020	$ 7,299,211	-	$ -	$ (9,150,725)	$ (6,975,742)	$ (8,827,256)
Release of unearned ESOP shares	-	-	-	-	381,280	(113,315)	267,965
Stock compensation expense (Note 6)	-	209,042	-	-	-	-	209,042
Net loss	-	-	-	-	-	(2,928,330)	(2,928,330)
Balance, December 31, 2018	1,000,020	7,508,253	-	-	(8,769,445)	(10,017,387)	(11,278,579)
Release of unearned ESOP shares	-	-	-	-	381,280	(103,257)	278,023
Stock compensation expense (Note 6)	-	209,042	-	34,818	-	-	243,860
Net loss	-	-	-	-	-	(4,669,505)	(4,669,505)
Regulation crowdfunding, net (Note 6)	-	-	4,864	1,146,210	-	-	1,146,210
Balance, December 31, 2019	1,000,020	$ 7,717,295	4,864	$ 1,181,028	$ (8,388,165)	$ (14,790,149)	$ (14,279,991)

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (4,669,505)	$ (2,928,330)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	2,494,996	2,089,097
Amortization - right-of-use leased assets - financing	2,275,817	1,140,887
Amortization - right-of-use leased assets - operating	67,923	358,594
Bad debt expense	16,130	1,502
Loss on disposal of obsolete inventory	-	150,276
Gain on sale of property and equipment	(1,792)	(20,327)
Stock compensation expense	243,860	209,042
Accretion to redemption value of related-party subordinated notes payable	495,674	221,896
Accretion to redemption value of warrant liability	16,480	-
Amortization of deferred financing costs	76,804	5,280
Deferred taxes	-	(108,066)
Changes in operating assets and liabilities:		
Accounts receivable	(17,576)	(619,382)
Inventory	441,388	(1,124,111)
Prepaid expenses and other current assets	(246,362)	(554,941)
Deposits	(76,107)	(39,495)
Accounts payable	25,395	858,818
Accrued expenses and other current liabilities	939,318	411,918
Deferred revenue	222,407	120,176
Net cash provided by operating activities	2,304,850	172,834
Cash flows from investing activities:		
Purchases of property and equipment	(4,626,235)	(2,871,072)
Proceeds from the sale of property and equipment	20,500	250,000
Net cash used in investing activities	(4,605,735)	(2,621,072)
Cash flows from financing activities:		
Principal payments on notes payable	(11,447,091)	(781,723)
Proceeds from issuance of notes payable	14,796,031	2,906,427
Principal payments on lease obligation - financing	(998,164)	(620,261)
Borrowings on the line of credit, net	-	400,000
Principal payments on subordinated related-party notes payable	(990,058)	-
Payment of deferred financing costs	(380,864)	-
Decrease in unearned compensation	278,023	267,965
Regulation crowdfunding, net	1,146,210	-
Net cash provided by financing activities	2,404,087	2,172,408
Increase (decrease) in cash	103,202	(275,830)
Cash, beginning of year	426,049	701,879
Cash, end of year	$ 529,251	$ 426,049

Statements of Cash Flows (Continued)
Years Ended December 31, 2019 and 2018

		2019		2018
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	2,031,959	$	1,386,100
Cash paid for taxes	$	800	$	800
Supplemental schedules of noncash information:				
Right-of-use assets - financing recognized through change in accounting principle	$	-	$	969,645
Right-of-use assets - operating recognized through change in accounting principle	$	-	$	13,103,838
Right-of-use assets - financing obtained in exchange for lease obligations	$	27,882,366	$	16,532,211
Right-of-use assets - operating obtained in exchange for lease obligations	$	360,508	$	172,931
Right-of-use assets - operating modified to financing	$	2,836,231	$	-
Third-party loan issued in lieu of deferred financing costs	$	256,648	$	-

Note 1.   Nature of Organization and Summary of Significant Accounting Policies

Organization: Founded in 2012, Modern Times Drinks, Inc. (the Company or Modern Times) is an employee-owned craft brewery headquartered in San Diego, California. Modern Times operates production facilities, tasting rooms, restaurants and retail stores throughout California and Portland, Oregon. Approximately 91% of the Company's revenue is generated from the sale of craft beer.

A summary of significant accounting policies is as follows:

Basis of presentation: The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosures of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management are used for assessing the collectibility of accounts receivable, capitalized labor and overhead costs, useful lives, carrying values and recoverability of long-lived assets, right-of-use (ROU) assets and liabilities, product return and lost keg accruals, fair value of warrant liability, restricted stock compensation expense, employee stock ownership plan (ESOP) compensation expense and inventory reserves. Actual results could vary from the estimates that were used.

Reclassification: Certain items in the December 31, 2018, financial statements and notes to the financial statements have been reclassified to be consistent with the presentation of the December 31, 2019, financial statements and related notes, with no impact on net loss or stockholders' deficit.

Cash: The Company maintains its cash accounts at various high credit quality financial institutions. Accounts at these banks are insured by the Federal Deposit Insurance Corporation. The Company's accounts at these institutions, at times, may exceed the federally insured limits. The Company has not experienced any losses in such accounts. The Company considers highly liquid financial instruments with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2019 or 2018.

Accounts receivable: The Company sells and grants credit to customers throughout the United States and does not charge interest on past-due balances. Accounts receivable are carried at original invoice. The Company performs ongoing credit evaluations of its customers, who are mostly distributors, and generally require no collateral. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable, based on historical write-off experience and review of past-due balances. Receivables are written-off when deemed uncollectible. There was no allowance for uncollectible amounts as of December 31, 2019 or 2018, as management believes all accounts to be collectible.

Inventory: Inventories consist of raw materials, work in process, finished goods, merchandise and other supplies. Raw materials, which principally consist of hops, malts, other brewing materials, packaging and coffee, are stated at the lower of cost (weighted average) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. The Company regularly monitors inventory quantities on hand and records a reserve for excess and obsolete inventory based on management's estimate. There was no valuation allowance for excess and obsolete amounts as of December 31, 2019 or 2018.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the lives of the respective assets.

Repairs and maintenance are charged to expense as incurred. Expenditures that materially extend the remaining useful lives of assets are capitalized.

Costs incurred to build or refurbish property and equipment are capitalized as construction in progress; however, the Company does not begin incurring depreciation expense until a project is complete and the asset is placed in service.

Leases: The Company evaluates and classifies its leases in accordance with ASC 842, Leases. ASC 842 requires organizations that lease assets to recognize assets and liabilities for the rights and obligations created by leases that extend more than 12 months on the balance sheet. The Company elected to early adopt ASC 842 as of January 1, 2018, using the modified retrospective method. The Company has elected the practical expedient and allocates the consideration between lease and nonlease components. The Company also elected the hindsight practical expedient, which allows entities to use hindsight when determining lease term and impairment of ROU assets. Lastly, the Company elected the practical expedient for nonpublic business entities under ASC 842-20-30-3, which allows a lessee to use a risk-free rate for a period comparable to the lease term (see Note 10).

Customer deposits: Upon shipment of beer, the Company collects a refundable deposit on kegs and pallets, which is included in accrued expenses and other current liabilities in the Company's balance sheets. Upon return of the kegs and pallets to the Company, the deposit is refunded to the customer.

Deferred financing costs: Deferred financing costs represent the costs incurred to obtain financing. These costs are amortized to interest expense using the effective interest method over the contractual term of the loan. In accordance with Accounting Standards Update (ASU) 2015-03, *Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost,* deferred financing costs are presented in the accompanying balance sheets as a direct reduction from the carrying amount of the associated debt liabilities (see Note 4).

Cost of sales: The following expenses are included in cost of sales: raw material costs; packaging costs; purchasing and receiving costs; manufacturing labor and overhead; brewing and processing costs; inspection costs relating to quality control; inbound freight charges; depreciation expense related to manufacturing equipment and leasehold improvements; ROU asset amortization; and warehousing costs, which include rent, labor and overhead costs.

Taproom expenses: The following expenses are included in taproom expenses: taproom employee wages; payroll taxes and benefits; taproom financing ROU asset amortization; variable lease costs; fixed operating lease costs; depreciation of taproom equipment; and leasehold improvements.

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Shipping and handling costs: The Company includes shipping and handling fees billed to customers in net revenue. Shipping and handling costs associated with inbound and outbound freight are recorded in cost of sales.

Advertising and promotion costs: In lieu of traditional advertising, the Company actively uses social media and participates in various community and nonprofit events. The Company expenses costs associated with these activities as incurred. Advertising and promotion expense was insignificant for both the years ended December 31, 2019 and 2018, and is included in selling, general and administrative expense.

Stock compensation expense: The Company recognizes compensation expense for restricted stock awards based on the estimated fair value and substance of the awards. The Company recognizes such costs as compensation expense on a straight-line basis over the vesting period and is included in selling, general and administrative expense.

Income taxes: The accompanying financial statements as of and for the years ended December 31, 2019 and 2018, reflect the income tax effects and related disclosures required under ASC 740, *Income Taxes*, as described below and in Note 8.

In accordance with ASC 740, deferred taxes are provided using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company applies the accounting standard on accounting for uncertainty in incomes taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The Company files income tax returns in the U.S. federal jurisdiction, California and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2015.

Notes to Financial Statements

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Balance sheet details:

Inventory: Inventory consists of the following at December 31:

	2019	2018
Raw materials	$ 794,818	$ 1,085,941
Work in process	1,226,720	1,052,804
Finished goods	870,866	914,141
Other	262,722	543,628
	$ 3,155,126	$ 3,596,514

Property and equipment: The following is a summary of property and equipment at December 31:

	2019	2018
Machinery and equipment	$ 8,478,798	$ 7,224,518
Leasehold improvements	6,223,366	4,006,292
Software	515,187	458,166
	15,217,351	11,688,976
Less accumulated depreciation and amortization	(7,029,490)	(4,542,362)
	8,187,861	7,146,614
Construction in progress	1,920,969	849,685
	$ 10,108,830	$ 7,996,299

Construction in progress as of December 31, 2019 primarily relates to construction of the Anaheim restaurant and taproom and other construction in progress is insignificant.

Accrued expenses and other current liabilities: Accrued expenses and other current liabilities consist of the following at December 31:

	2019	2018
Credit cards payable	$ 425,874	$ 556,168
Accrued invoices	766,883	-
Keg deposits payable	543,560	374,331
Compensation payable	281,696	275,677
Other payables	262,919	135,438
	$ 2,280,932	$ 1,341,614

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Recently adopted accounting pronouncements: In December 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606: Revenue From Contracts With Customers.* The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09, *Revenue From Contracts With Customers,* which requires that a company recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which the company expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, using either of two methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period, with the option to elect certain practical expedients, or (ii) a modified retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company adopted the standard on January 1, 2019 and elected the modified retrospective approach for implementation of the standard and the adoption had no impact on its financial statements (see Note 2).

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*. ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows, with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 will be effective for the Company on January 1, 2019. Early adoption is permitted. ASU 2016-15 requires a retrospective transition method. However, if it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of ASU 2016-15 did not have a material impact on the financial statements.

Recent accounting pronouncements not yet adopted: In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of ASC Topic 718 to include share-based payments granted to nonemployees in exchange for goods or services used or consumed in an entity's own operations and supersedes the guidance in ASC 505-50. The amendments in ASU 2018-07 are effective for the Company beginning on January 1, 2020. The adoption of ASU 2018-07 is not expected to have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The adoption of ASU 2019-12 is not expected to have a significant impact on the Company's financial statements.

Note 2.   Revenue Recognition

Adoption of ASC Topic 606, Revenue From Contracts With Customers: The Company recognizes revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers, which provides a five-step model for recognizing revenue from contracts with customers, as follows:

- Identify the contract with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to the performance obligations in the contract; and

- Recognize revenue when, or as, performance obligations are satisfied.

The Company's revenue consists of primarily of beer and coffee sales direct to distributors, direct to customers at their taproom locations and online to customers and league members. The Company's beer is marketed and sold primarily to distributors in the United States and to league members via online pickup orders at one of its West Coast locations. Sale of beer is subject to economic conditions and may fluctuate based on changes in the industry, trade policies and financial markets. Sales of products are for cash or otherwise agreed-upon credit terms. Payment terms vary by location and customer, however, the time period between when revenue is recognized and when payment is due is not significant. Revenue-generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is generally when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. The Company has elected the practical expedient to include shipping as a fulfillment cost.

Internal management reporting of gross sales consists of three main segments: (i) distribution, (ii) taproom, and (iii) online. The Company has elected to apply the portfolio practical expedient as all customer contracts within each segment have substantially the same terms and conditions.

Gross sales by segment consist of the following at December 31:

	2019	2018
Distribution	$ 19,759,222	$ 18,226,524
Taproom	11,837,032	10,127,551
Online	3,441,024	2,134,542
	$ 35,037,278	$ 30,488,617

(i) Distribution sales are comprised of the sale of Modern Times produced beer and coffee throughout the continental United States. There are two warehouse locations to support the effort of shipments and pickups for distributors: Point Loma, California, and Portland, Oregon. Revenue for distribution sales is recognized when control transfers to the distributor, which is generally when products are picked up at Modern Time's warehouse or upon delivery of products to distributor's facilities.

Note 2.   Revenue Recognition (Continued)

(ii) Taproom revenues include the sale of beer, food and merchandise at taproom locations. The Company currently has taproom revenue at six California locations in Point Loma, North Park, Encinitas, Los Angeles, Santa Barbara, and Oakland, and one in Portland, Oregon. The Encinitas, Los Angeles, Santa Barbara and Portland locations serve food and beer in seated venues to outside walk-in customers. All locations host reserved and special events for both the general public and the league members. Revenue is recognized at the point of sale when control of products transfer to the customer.

(iii) Online sales include the sale of beer via the league membership and coffee subscriptions, which do not require a membership. The Company facilitates its online sales through shopify, and ships everything with Free on Board destination terms, aside from the beer orders, which are only able to be picked up at the warehouse specified for the order. The Company's policy is to recognize revenue at a point in time, when either the shipment is delivered or when the product is picked up from the warehouse or taproom.

Shipping and handling: Freight costs billed to customers for shipping and handling are recorded as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of goods sold. The Company has elected to apply the practical expedient for shipping and handling as the Company treats fulfillment activities on all sales and did not identify shipping and handling as an additional performance obligation.

Excise taxes: Excise taxes remitted to tax authorities are government-imposed excise taxes on beverage alcohol products. Excise taxes are shown on a separate line item in the statement of operations as a reduction of net revenue and are recognized in results of operations when the related product sale is incurred. Excise taxes are recognized as a current liability in accrued expenses and other current liabilities, with the liability subsequently reduced when the taxes are remitted to the tax authority. The Company is responsible for compliance with regulations of the U.S. Treasury Department's Alcohol and Tobacco Tax and Trade Bureau (the TTB), which include making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB.

Individual states also impose excise taxes on alcohol beverages in varying amounts. The Company calculates its excise tax expense based upon units produced and its understanding of applicable excise tax laws. Consistent with treatment in the brewing industry, sales are recorded net of excise taxes, which amounted to $468,614 and $454,169 for the years ended December 31, 2019 and 2018, respectively.

Deferred revenue: If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are satisfied. As of December 31, 2019 and 2018, the Company deferred $697,431 and $475,024, respectively, of revenue related to fees collected for its league membership program. Revenue will be recognized upon the delivery of these items in connection with the release and delivery of a number of special-release products, which is expected to occur through the end of the following year. Due to the nature of the Company's deferred revenue, there has been no change in recognition, as well as no adjustments to the balance due to the adoption of ASC 606.

Note 3.   Line of Credit

During June 2017, the Company entered into a credit agreement with a commercial bank that provides a line of credit with maximum borrowings of $2,000,000. Debt under this agreement contains a personal limited guarantee by the majority stockholder and is collateralized by all assets of the Company. The outstanding balance under the line of credit bears interest at LIBOR plus 2.50% or Prime plus 0.25%. The agreement includes a 0.25% unused fee, assessed quarterly, on the unused balance of the line of credit. The line of credit had an outstanding balance of $1,400,000 as of December 31, 2018. During April 2019, the Company refinanced this credit agreement with another commercial bank and the line of credit was paid in full.

Notes to Financial Statements

Note 3. Line of Credit (Continued)

During April 2019, the Company entered into a revolving line of credit (LOC) agreement with a commercial bank with a total revolving commitment of $1,400,000. At December 31, 2019, the LOC had an outstanding balance of $1,400,000. Borrowings under the LOC bear interest at the sum of the applicable margin (3.25%) as stated in the agreement plus the greater of LIBOR or 0%. LOC interest rate was 4.85% as of the year ended December 31, 2019. Interest and unused commitment fees are payable monthly and unpaid principal, interest and unused commitment fees are payable in full on the LOC termination date of March 31, 2022. The agreement includes a 0.25% unused fee, assessed quarterly, on the unused balance of the LOC. The LOC agreement contains certain financial covenants and negative covenants, which include limitations on capital expenditures and other indebtedness and solvency and liquidity ratios.

Note 4. Debt

Notes payable at December 31 consists of:

	2019	2018
Notes payable to bank	$ 7,245,000	$ 7,592
Special advance facilities	3,908,347	7,656,876
ESOP term loan	2,125,000	2,514,286
Third-party loan	256,648	-
Equipment notes payable	249,347	-
	13,784,342	10,178,754
Less current maturities	(2,173,681)	(1,017,769)
Less deferred financing costs	(832,838)	(18,260)
	$ 10,777,823	$ 9,142,725

Equipment notes: The Company entered into various equipment notes payables with a financial institution. The notes bear interest at fixed rates ranging from 13% to 26%, are due at various dates throughout 2022 to 2025, and are collateralized by the underlying equipment. Principal and interest is payable monthly until maturity, which ranges from October 2022 to January 2025.

Notes payable to bank: In October 2016, the Company entered a note payable agreement with a financial institution, borrowing $188,952, with an annual interest rate of 6.75%. The outstanding balance under this agreement was $7,592 as of December 31, 2018, and the balance was due and paid in full in 2019.

In April 2019, the Company entered into a note payable agreement with a financial institution as their senior lender totaling $7,600,000 that matures in March 2024. At December 31, 2019, the outstanding balance on term note was $6,745,000. The loan bears interest at the sum of the applicable margin (3.25%) as stated in the agreement plus the greater of LIBOR Rate or 0%. (4.77% at December 31, 2019). Principal and interest payments commenced on April 30, 2019, and are due monthly with a standard principal payment amount of $95,000 and a final balloon payment due on the term loan maturity date. Debt under this agreement contains certain restrictive covenants, including minimum fixed-charge coverage ratio, adjusted EBITDA ratio and liquidity ratio.

Note 4.   Debt (Continued)

In April 2019, the Company entered into a note payable agreement with a financial institution as their junior lender totaling $500,000 that matures in March 2030. At December 31, 2019, the outstanding balance on the note was $500,000. The note bears interest at the sum of *The Wall Street Journal* Prime Rate plus 1.25%, adjusted quarterly (6.25% at December 31, 2019). Payment is interest only for the first year, and monthly principal payments of $4,167 will commence in April 2020. The junior lender is subordinated to the senior lender, but is in first position for following properties financed as collateral: Santa Barbara, Portland expansion, Oakland and Anaheim.

Special advance facility: In June 2017, the Company entered into a special advance facility agreement with a financial institution that matures in June 2022. The agreement allows for borrowings in an amount of up to $9,000,000, where each draw converts to a term note. As of December 31, 2018, the outstanding balance on the term loan was $7,656,876. The term note bears interest at LIBOR plus 2.50%. The payment terms are interest-only payments for two years from origination date then converting to an eight-year straight-line amortization with equal principal payments and a balloon payment on the maturity date. The agreement includes a 0.25% unused fee, assessed quarterly, on the unused balance of the special advance facility. This agreement was refinanced in April 2019 and paid in full.

In April 2019, the Company entered into a subordinated agreement with a financial institution (the Junior Lender) for a special advance facility in an amount of up to $5,000,000 that matures in March 2035. The special advance facility bears interest at the sum of *The Wall Street Journa*l Prime Rate plus 1.25%, adjusted quarterly (6.25% at December 31, 2019). Payment terms are interest only for the first year, and monthly principal payments of $20,822 will commence in April 2020. As of December 31, 2019, the outstanding balance was $3,747,899.

In August 2019, the Company entered into a special advance facility with the Junior Lender in an amount of up to $2,500,000, where each draw converts to a term note that matures in July 2026. As of December 31, 2019, the outstanding balance on the term loan was $160,488, with an available borrowing balance of $2,339,512. The note bears interest at 4% per annum above the *Wall Street Journal* Prime Rate plus applicable margin or maximum permitted by law (6.25% at December 31, 2019). The payment terms are interest-only payments for one year from origination date then converting to a seven-year straight-line amortization with equal principal payments and a balloon payment on the maturity date.

ESOP loan: In June 2017, the Company entered into a note payable agreement to finance an internal loan to the Company's ESOP totaling $3,200,000. As of December 31, 2018, the outstanding balance on this note was $2,514,286. This note bears interest at LIBOR plus 2.50%. The payment terms are monthly principal and interest payments amortized straight-line over a seven-year period and a balloon payment on the maturity date. This note was refinanced in April 2019 and paid in full.

In April 2019, the Company entered into an agreement with a financial institution as their Senior Lender for a term note for $2,500,000 to refinance the ESOP loan. The loan matures in March 2024 and bears interest at the sum of the applicable margin (3.25%) as stated in the agreement plus the greater of LIBOR Rate or 0%. (4.77% at December 31, 2019). At December 31, 2019, the outstanding balance of the loan was $2,125,000. Principal and interest payments commenced on April 30, 2019, and are due monthly with a standard principal payment amount of $41,667 and a final balloon payment due on the term loan maturity date.

Collateral: Senior Lender debt is collateralized by first priority interest substantially all assets of the Company, excluding Junior Lender collateral. Junior Lender debt is collateralized by first priority interest on the furniture and fixtures, and equipment purchased using the proceeds of Junior Lender indebtedness and third priority interest on substantially all assets of the Company.

Note 4.   Debt (Continued)

Guarantee: The majority owner of the Company has personally guaranteed the Senior Lender and Junior Lender debt.

Financial covenants: The notes payable contain certain financial covenants and negative covenants, which include limitations on capital expenditures and other indebtedness and solvency and liquidity ratios.

Third-party loan: In June 2019, the Company entered into a $250,000 note payable agreement with a third party in exchange for consulting services rendered during the year. The loan matures in December 2020 and accrues interest at 6% per annum. The note is subordinated to Senior Lender and Junior Lender debt. The loan is unsecured. At December 31, 2019, the third-party loan had an outstanding balance of $250,000 and $6,648 of unpaid interest, which accreted as part of the note payable for a total balance of $256,648.

The following is a schedule of the future minimum principal payments required under the notes payable as of December 31, 2019:

Years ending December 31:	
2020	$ 2,173,681
2021	2,014,163
2022	2,024,928
2023	2,004,769
2024	2,652,896
Thereafter	2,913,905
	13,784,342
Less deferred financing costs	832,838
	$ 12,951,504

Warrant liability: In June 2019, the Company entered into an agreement with the third party to issue warrants in exchange for financing cost services rendered (see Note 4). The warrants grant the option to purchase 12,089 shares of Class B common stock (nonvoting) at an exercise price of $0.01 per share, and can be exercised at any time after January 1, 2025 and before December 31, 2029. The warrants have call and put options, which give the holder and the Company, respectively, the right but not the obligation to redeem for cash all or part of the warrant upon becoming exercisable. The Company estimated the fair value of the warrants on the date of issuance of $253,870 using a Black-Scholes option-pricing model. The Company believes that the fair value of the warrants is more reliably measured than the fair value of the services received. The warrant award has been classified as a liability, is remeasured to fair value at the end of each reporting period until exercised or redeemed, and was revalued to $270,350 as of December 31, 2019.

Determination of the fair value of warrants requires judgment. The Company's use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the warrants, the expected volatility of the price of its common stock, risk-free rates, and the expected dividend yield of its common stock. The assumptions used in the Company's option pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, the Company's warrants and interest expense could be materially different in the future.

Note 5.   **Transactions with Related Parties**

Related-party subordinated notes payable: Related-party subordinated notes payable at December 31 consist of:

	2019	2018
Senior subordinated notes payable	$ 2,307,282	$ 2,261,819
Junior subordinated notes payable	7,205,680	6,889,702
Subordinated promissory notes	-	855,825
	9,512,962	10,007,346
Less current maturities	-	(855,825)
	$ 9,512,962	$ 9,151,521

In April and June 2017, the Company entered into 26 separate subordinated promissory note agreements with the current or selling stockholders of the Company as means of financing the purchase of stock in conjunction with the ESOP transaction (see Note 6). The Company classified the promissory notes into two financing notes, Senior Subordinated Notes Payable and Junior Subordinated Notes Payable.

The Senior Subordinated Notes Payable consist of 13 separate agreements totaling $2,261,819 to eight stockholders who retained common stock ownership subsequent to the ESOP transaction and five stockholders who sold ownership as a part of the ESOP transaction. The notes mature in April 2024 and principal payments are subordinated to the Company's senior lender debt. Quarterly payments of interest at 4% per annum commenced in June 2017. At both December 31, 2019 and 2018, the Senior Subordinated Notes Payable had an outstanding balance of $2,261,819. As of December 31, 2019, unpaid interest of $45,463 was accreted as part of the note payable for a total balance of $2,307,282. There was no accreted interest as of December 31, 2018.

The Junior Subordinated Notes Payable consist of 13 separate agreements totaling $6,582,006 to eight stockholders who retained common stock ownership subsequent to the ESOP transaction and five stockholders who sold ownership as a part of the ESOP transaction. The notes mature in June 2027 and principal payments are subordinated to the Company's senior lender debt and Senior Subordinated Debt. Interest accrues at 6% per annum, which includes 3% of interest that is payable-in-kind commencing in September 2017. At December 31, 2019 and 2018, the Junior Subordinated Notes Payable had an outstanding balance of $7,205,680 and $6,889,702, respectively. Interest payable in-kind of approximately $316,000 and $203,000 was incurred during the years ended December 31, 2019 and 2018, respectively, and accreted as part of related-party subordinated notes payable on the balance sheets as of the years then ended.

In December 2017, the Company entered into three subordinated promissory note agreements with employee restricted stock award recipients in the amount of $836,802 in order to reimburse recipients for tax liabilities incurred on the award grants. The notes bear interest at 13% annually, which is payable in-kind. Interest payable in-kind of approximately $147,000 and $19,000 was incurred during the years ended December 31, 2019 and 2018, respectively, and accreted as part of related-party subordinated notes payable on the balance sheets as of the years then ended. The payment terms are principal and any accrued but unpaid interest is due on demand at any time after the maturity date. The Company's obligations under these notes are subordinated to the Company's obligations to the senior lender. The awards matured in December 2019 and were paid in full.

Note 5.   Transactions with Related Parties (Continued)

The following is a schedule of the future minimum principal payments required under the related-party subordinated notes payable as of December 31, 2019:

Years ending December 31:	
2020	$ -
2021	329,100
2022	658,201
2023	1,223,655
2024	1,412,140
Thereafter	5,889,866
	$ 9,512,962

Note 6.   Stockholders' Deficit

Common stock: On June 21, 2017, in conjunction with the ESOP transactions (see Note 7), 190,480 shares were repurchased from stockholders for $5,776,973 and retired by the Company. The Company then sold 190,480 shares to the ESOP for $5,776,973.

Effective April 19, 2019, the Company amended the Articles of Incorporation to authorize 3,000,000 shares of a second class of nonvoting Class B common stock. Class A common stock preferences include voting rights. This update was made in lieu of the Company's regulation crowdfunding as noted below.

Regulation crowdfunding: In April 2019, the Company initiated an offering of its Class B common stock pursuant to Regulation CF and Regulation D, adopted by the Securities and Exchange Commission under the Jumpstart Our Business Startups Act of 2012. The Company raised $1,069,832 under Regulation CF, issuing 4,242 shares of Class B common stock and incurring fees related to the raise of $80,238. The maximum allowable offering under Regulation CF is $1,070,000 and the Company closed the offering during the year ended December 31, 2019. The Company raised an additional $156,616 under Regulation D, issuing 613 shares of Class B common stock.

Equity incentive plan: In June 2017, the Company's Board of Directors adopted the 2017 Equity Incentive Plan (the Plan). Under the Plan, the Company was permitted to grant up to 150,000 shares of restricted stock to employees, officers, directors, consultants or advisors of the Company. Restricted stock awards are subject to a four-year cliff-vesting term. If employment termination occurs prior to vesting date, all shares are forfeited.

During the year ended December 31, 2017, the Company issued 47,620 shares of restricted stock under this plan to employees of the Company. The estimated grant-date fair value of the underlying awards was $17.56 per share (for a total value of $836,155).

During the year ended December 31, 2019, the Company issued 12,966 shares of Class B restricted stock under the Plan to employees of the Company valued at approximately $262,000 to two key employees. There were no forfeitures or exercises under the Plan in 2019.

The Company recognizes the related compensation expense ratably over the vesting period of four years. Total stock compensation expense related to restricted stock was $243,860 and $209,042 for the years ended December 31, 2019 and 2018, respectively.

Note 6. Stockholders' Deficit (Continued)

As of December 31, 2019, there was $541,718 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Plan. That cost is expected to be recognized over the remaining vesting term. No restricted stock awards vested or were forfeited during the years ended December 31, 2019 or 2018.

Total restricted stock shares outstanding as of December 31, 2019:

	Units
Restricted Stock Class A	47,620
Restricted Stock Class B	12,966
	60,586

Note 7. Employee Stock Ownership Plan

The Company sponsors an ESOP whereby employees become eligible for certain retirement benefits based on the Company's annual contributions. The plan began on June 21, 2017, with an effective date of January 1, 2017. On June 21, 2017, the Company's ESOP entered into an agreement whereby it acquired 314,292 shares from both the Company and stockholders directly, which represents approximately 30% ownership of the Company. The Company sold 190,480 shares of common stock to the ESOP for $5,776,973. In addition, the Company loaned the ESOP $3,755,032 to enable the ESOP to purchase 123,812 shares directly from stockholders. The notes to the Company are secured by the unallocated shares of common stock and are due in total annual principal installments of approximately $522,000, including interest at 2.68% through 2041. Unearned ESOP shares are reduced as shares are released from collateral and allocated to participant accounts.

All employees that were employed by the Company on or before June 21, 2017, became immediately eligible to participate in the plan. If employed after June 21, 2017, employees must be age 21 or older and complete a minimum of one year of service or 1,000 hours, be employed on the last day of the plan year and retain employment by the Company in a qualified job title to be an eligible ESOP participant, as defined by the plan.

Contributions to the ESOP are at the discretion of the Board of Directors, although the Company has an obligation to make a cash contribution when ESOP debt exists. As of each December 31 (the last day of the plan year), shares are released for allocation to the accounts of eligible participants during the plan year. Each plan year, for the duration of the acquisition loan, the number of financed shares to be released from the suspense account for allocation to participants' Company stock accounts is the ratio of the current plan year payments of principal to the total original payments of principal.

The Company accounts for the ESOP in accordance with ASC 718-40, Employee Stock Ownership Plans. Under this guidance, the Company recorded ESOP compensation expense of $278,023 and $267,965 for the years ended December 31, 2019 and 2018, respectively, resulting from the average of the per-share value at the initial transaction price and the estimated per-share value at December 31, 2019, times the number of shares committed for release during the year. Actual contributions to the ESOP totaled $521,575 for both of the years ended December 31, 2019 and 2018

Note 7. Employee Stock Ownership Plan (Continued)

The ESOP will distribute retirement benefits to participants in the form of the Company stock, or in cash if participants so elect. Distributions of Company stock must be accompanied by a put option, whereby participants may elect to put such shares to the Company in exchange for cash. In the event Company stock is distributed and so repurchased, the Company is obligated to repurchase such shares at a price that is determined as of the most recent preceding valuation date or the next future valuation date if closer. During 2019 and 2018, no shares were distributed by the ESOP or repurchased by the Company.

Shares held by the ESOP as of December 31, 2019, and the estimated fair values of the shares are as follows:

Allocated shares	25,143
Shares released for allocation	12,572
Unreleased shares	276,577
	314,292
Fair value of allocated shares	$ 888,189
Fair value of unallocated shares	$ 6,513,387

Note 8. Income Taxes

Components of the provision for (benefits from) income taxes were as follows at December 31:

	2019	2018
Current:		
Federal	$ -	$ -
State	800	800
	800	800
Deferred:		
Federal	-	(78,874)
State	-	(29,192)
	-	(108,066)
Total	$ 800	$ (107,266)

Notes to Financial Statements

Note 8.   Income Taxes (Continued)

Significant components of the Company's deferred taxes were as follows at December 31:

	2019	2018
Deferred tax assets:		
Net operating loss carryforwards	$ 931,056	$ 486,171
Accelerated depreciation	32,202	-
Inventory	195,327	203,957
Lease obligation	15,799,401	8,546,219
Other	233,558	176,021
Total deferred tax assets	17,191,544	9,412,368
Deferred tax liabilities:		
Accelerated depreciation	-	(13,968)
ROU lease asset	(15,181,381)	(8,300,119)
Other	(137,288)	-
Total deferred tax liabilities	(15,318,669)	(8,314,087)
Valuation allowance	(1,872,875)	(1,098,281)
Net deferred tax assets	$ -	$ -

As of December 31, 2018, the Company established a full valuation allowance for substantially all of the net deferred tax assets. Upon evaluation of all the available evidence, the Company has concluded that it is not "more likely than not" to realize the benefit of some of all of its deferred tax assets. The Company has not lost or forfeited these deferred tax assets, and management will continue to monitor and assess the need for the valuation allowance in the future. There is no change to this analysis as of December 31, 2019.

As of December 31, 2019, the Company has net operating loss carryforwards related to federal and state operations of approximately $3,427,000 and $3,116,000, respectively. The federal and state net operating losses begin to expire in the year ending December 31, 2037.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not accrue interest or penalties associated with any unrecognized tax benefits, nor was any interest expense or penalty recognized during the year.

Note 9.   Employee Savings and Profit Sharing Plan

The Company has a qualified 401(k) employee savings and profit sharing plan for the benefit of its employees. Employees who have completed at least one month of service are eligible to participate in the plan. Under the plan, employees can contribute and defer taxes on compensation contributed. The Company also has the option to make a profit sharing contribution to the plan. The Company's contributions to the plan for the years ended December 31, 2019 and 2018, were approximately $0 and $7,000, respectively.

Note 10. Leases

The Company determines if an arrangement is a lease at inception, and properly classifies it as either an operating or financing lease. ROU lease assets represent the Company's right to use an underlying asset for the lease term and lease obligations represent the Company's obligation to make lease payments arising from the lease.

With the adoption of Topic 842, operating lease agreements are required to be recognized on the balance sheets as a ROU asset and a corresponding lease liability. Operating leases are included in ROU lease assets - operating, net, current portion of lease obligations - operating and long-term lease obligations - operating on the Company's balance sheets. Financing leases are included in ROU lease assets - financing, net, current portion of lease obligations - financing, and long term lease obligations - financing on the Company's balance sheets. Operating and financing ROU lease assets and obligations are recognized at the commencement date based on the present value of lease payments over the lease term. The ROU lease assets also include any lease payments made and exclude lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recorded on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the ROU asset. Lease amortization expense for financing leases is recognized on a straight-line basis over the lease term. Interest expense for financing leases is recognized using the effective interest method. Leases with an initial term of 12 months or less are not recorded on the balance sheets and are not material.

Financing leases: The Company leases production and taproom facilities, land, vehicles, kegs and various equipment under noncancelable financing lease agreements that expire on various dates starting in 2020 through 2039. Some of these lease agreements require the Company to pay taxes, maintenance, insurance and other occupancy expenses, and contain escalation clauses and renewal options.

Operating leases: The Company leases certain production, office, warehouse and taproom facilities under noncancelable operating lease agreements that expire on various dates starting in 2020 through 2037. Some of these lease agreements require the Company to pay taxes, maintenance, insurance and other occupancy expenses, and contain escalation clauses and renewal options.

The following table represents a summary of the balance sheet classification of the Company's ROU assets and lease liabilities as of December 31, 2019:

| | Financing Lease | | Operating Lease | |
	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Facilities	$ 41,229,449	$ 42,496,063	$ 8,675,894	$ 9,360,985
Land	2,347,486	2,499,284	-	-
Vehicles	838,689	926,688	-	-
Equipment	1,542,894	1,575,509	-	-
	$ 45,958,518	$ 47,497,544	$ 8,675,894	$ 9,360,985

Note 10.   Leases (Continued)

The following table represents a summary of the balance sheet classification of the Company's ROU assets and lease liabilities as of December 31, 2018:

	Financing Lease		Operating Lease	
	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Facilities	$ 12,301,486	$ 12,643,045	$ 12,474,803	$ 12,829,657
Land	2,436,904	2,510,344	-	-
Vehicles	857,990	950,412	-	-
Equipment	1,590,375	1,606,641	-	-
	$ 17,186,755	$ 17,710,442	$ 12,474,803	$ 12,829,657

The following table represents lease costs and other lease information. As the Company elected, for all classes of underlying assets, not to separate lease and nonlease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities.

Lease Costs	2019	2018
Operating leases:		
Fixed operating lease cost	$ 991,559	$ 1,122,857
Variable lease cost	924,395	799,588
Finance leases:		
Amortization of ROU assets	2,416,868	1,050,340
Interest on lease liabilities	819,272	355,070
Variable lease cost	139,983	45,121
Net lease cost	$ 5,292,077	$ 3,372,976

Other Information	2019	2018
Weighted-average remaining lease term:		
Financing leases	18 years	17 years
Operating leases	13 years	14 years
Weighted-average discount rate:		
Financing leases	2.47%	2.77%
Operating leases	2.33%	2.42%

Note 10.   Leases (Continued)

The following is a schedule of future minimum rental payments required under the financing lease agreements:

Years ending December 31:	
2020	$ 2,920,070
2021	3,194,021
2022	2,924,266
2023	2,628,303
2024	2,596,390
Thereafter	44,255,219
Total minimum lease payments	58,518,269
Less amount representing interest	(11,020,725)
	$ 47,497,544

The following is a schedule of future minimum rental payments required under the operating lease agreements:

Years ending December 31:	
2020	$ 864,089
2021	885,234
2022	781,966
2023	803,925
2024	826,965
Thereafter	6,666,604
Total minimum lease payments	10,828,783
Less amount representing discount	(1,467,798)
	$ 9,360,985

Lease modifications: During the year, the Company extended three of its leases. These leases, under their new extensions, qualified them to be financing leases, as before they were classified as operating. Therefore, during the year, the Company transferred total existing ROU operating assets of $2,836,231 and operating lease liability of $2,902,900 to financing ROU asset and lease liability. The Company also added an additional $2,016,431 of financing ROU assets and $1,949,762 of finance lease liabilities during the year as a result of the lease modifications.

Purchase commitments: The Company is party of various purchase agreements with its suppliers of hops, malt products and coffee. The agreements expire at various future dates; however, the Company has the right to cancel contracts with no penalty at any point in time.

Note 11.   Concentrations

Major customers: The Company had revenues from one distributor that represented 26% and 29% of net revenues, totaling $9,262,543 and $8,841,460 for the years ended December 31, 2019 and 2018, respectively. Amounts due from this customer represented $934,513 and $834,475, or 50% and 44%, of the Company's accounts receivable balance as of December 31, 2019 and 2018, respectively.

Note 12.   Subsequent Events

In the first week of March 2020, the United States government ordered a national health emergency due to the COVID-19 virus pandemic. State and local governments quickly mandated restaurants, bars, and brewery taprooms to restrict service, generally to a take-out service model. Due to restaurant and bar closures, distribution sales have been limited primarily to canned beer sales and there has been a significant decline in keg sales. The Company has maintained production during the COVID-19 pandemic. The mandates, which began to be lifted for the majority of California as of the date of these financial statements, will have a significant adverse effect on the Company's sales volume and profitability. The Company has evaluated options and taken actions to increase borrowing capacity, reduce cash demands and prepare for an undetermined duration of imposed curtailment of its core business model. The Company has also enlisted the support of its business partners; landlords, purveyors, banks, and others to defer payments and secure rent concessions. The Company has developed a financial plan to maintain liquidity, but is highly dependent on many factors, including the eventual lifting of the mandates and a return to normal business traffic. There is considerable uncertainty of the duration and likely effects of this disease, which may, among other things, impact demand for the Company's products and customer access to the tasting rooms. At the current time, the Company is unable to quantify the potential effects of this pandemic on future financial statements.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted on March 27, 2020, in the United States. On April 9, 2020, the Company received approximately $2,215,000 under the U.S. Small Business Administration (SBA) Paycheck Protection Program (PPP Loan) created as part of the recently enacted CARES Act administered by the SBA. In accordance with the requirements of the CARES Act, the Company intends to use the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan is scheduled to mature on April 9, 2022, has a 1.00% interest rate, and is subject to the terms and conditions applicable to all loans made pursuant to the PPP Loan as administered by the SBA under the CARES Act.

The Small Business Administration's Economic Injury Disaster Loan Program (EIDL) is the primary form of Federal support for the repair and rebuilding of private sector disaster losses. On April 10, 2020, the Company received $500,000 under the Economic Injury Disaster Loan Program. The Company intends to use the proceeds from the EIDL loan primarily for rent and utilities. The EIDL loan is scheduled to mature on March 24, 2050, has a 3.75% interest rate and is subject to the terms and conditions applicable to all loans made pursuant to the EIDL as administered by the SBA.